APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Debellation Brewing Co.

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	76,329.21
Total Income	**$76,329.21**
Cost of Goods Sold	
Shipping	32.00
Total Cost of Goods Sold	**$32.00**
GROSS PROFIT	**$76,297.21**
Expenses	
Advertising & marketing	7,452.99
Business licenses	2,560.00
Contract labor	2,000.00
Entertainment	3,595.00
General business expenses	
Bank fees & service charges	284.69
Equipment	101.47
Grounds Maintenance	1,000.00
Memberships & subscriptions	375.00
Total General business expenses	**1,761.16**
Insurance	1,082.38
Meals	603.05
Office expenses	77.38
Merchant account fees	652.89
Shipping & postage	11.15
Small tools & equipment	143.62
Software & apps	204.49
Total Office expenses	**1,089.53**
Payroll expenses	2,974.02
Salaries & wages	13,717.35
Total Payroll expenses	**16,691.37**
Rent	
Building & land rent	13,150.00
Equipment rental	1,621.00
Total Rent	**14,771.00**
Repairs & maintenance	3,292.25
Supplies	10.80
Apparel	2,784.85
Brewing Ingredients	6,078.87
Food Inventory	2,776.19
Merchandise	749.73

Debellation Brewing Co.

Profit and Loss

January - December 2021

	TOTAL
Supplies & materials	4,347.69
Total Supplies	**16,748.13**
Taxes paid	2,774.97
Uncategorized Expense	338.83
Utilities	4,590.01
Electricity	124.00
Internet & TV services	1,185.39
Water & sewer	213.00
Total Utilities	**6,112.40**
Total Expenses	**$80,873.06**
NET OPERATING INCOME	**$ -4,575.85**
Other Income	
Sale of investments	22,180.85
Total Other Income	**$22,180.85**
Other Expenses	
Vehicle expenses	14.55
Vehicle gas & fuel	27.97
Total Vehicle expenses	**42.52**
Total Other Expenses	**$42.52**
NET OTHER INCOME	**$22,138.33**
NET INCOME	**$17,562.48**

Debellation Brewing Co.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	8,000.00
SIMPLY FREE BUSINESS	-68,217.38
SMALL BUSINESS CHECKING	4,791.18
Total Bank Accounts	**$ -55,426.20**
Total Current Assets	**$ -55,426.20**
Fixed Assets	
Furniture & fixtures	838.19
Improvements	60,000.00
Tools, machinery, and equipment	11,497.49
Total Fixed Assets	**$72,335.68**
Other Assets	
Licenses held	250.00
Total Other Assets	**$250.00**
TOTAL ASSETS	**$17,159.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Lines of credit	-403.00
Total Other Current Liabilities	**$ -403.00**
Total Current Liabilities	**$ -403.00**
Total Liabilities	**$ -403.00**
Equity	
Retained Earnings	
Net Income	17,562.48
Total Equity	**$17,562.48**
TOTAL LIABILITIES AND EQUITY	**$17,159.48**

Debellation Brewing Co.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,562.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Lines of credit	-403.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-403.00**
Net cash provided by operating activities	**$17,159.48**
INVESTING ACTIVITIES	
Furniture & fixtures	-838.19
Improvements	-60,000.00
Tools, machinery, and equipment	-11,497.49
Licenses held	-250.00
Net cash provided by investing activities	**$ -72,585.68**
NET CASH INCREASE FOR PERIOD	**$ -55,426.20**
CASH AT END OF PERIOD	**$ -55,426.20**

Debellation Brewing Co.

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	573,935.62
Total Income	**$573,935.62**
Cost of Goods Sold	
Cost of goods sold	
Equipment rental - COGS	690.20
Supplies & materials - COGS	1,400.01
Total Cost of goods sold	**2,090.21**
Shipping	102.79
Total Cost of Goods Sold	**$2,193.00**
GROSS PROFIT	**$571,742.62**
Expenses	
Advertising & marketing	29,460.06
Business licenses	1,025.33
Contract labor	500.00
Contributions to charities	390.00
Charity	2,111.80
Total Contributions to charities	**2,501.80**
Entertainment	27,643.00
General business expenses	
Bank fees & service charges	520.39
Catering	5,832.79
Equipment	700.00
Grounds Maintenance	1,000.00
Health Dept	650.00
Memberships & subscriptions	3,071.07
Uniforms	134.94
Total General business expenses	**11,909.19**
Insurance	5,014.02
Legal & accounting services	
Accounting fees	1,600.00
Legal Fees	518.00
Total Legal & accounting services	**2,118.00**
Meals	3,100.60
Office expenses	218.58
Merchant account fees	15,034.90
Office supplies	74.33
Shipping & postage	266.14
Software & apps	867.79
Total Office expenses	**16,461.74**

Debellation Brewing Co.

Profit and Loss
January - December 2022

	TOTAL
Payroll expenses	10,570.97
Officers' salaries	800.00
Salaries & wages	124,422.85
Total Payroll expenses	**135,793.82**
Rent	31.40
Building & land rent	48,000.00
Equipment rental	2,259.76
Total Rent	**50,291.16**
Repairs & maintenance	10,144.28
Supplies	7,486.72
Apparel	5,183.10
Brewing Ingredients	33,716.48
Food Inventory	28,437.78
Merchandise	15,926.37
Supplies & materials	9,804.37
Total Supplies	**100,554.82**
Taxes paid	38,501.52
Payroll taxes	31,845.49
Total Taxes paid	**70,347.01**
Travel	10.00
Utilities	32,255.43
Total Expenses	**$499,130.26**
NET OPERATING INCOME	**$72,612.36**
Other Expenses	
Vehicle expenses	368.26
Vehicle gas & fuel	2,583.87
Total Vehicle expenses	**2,952.13**
Total Other Expenses	**$2,952.13**
NET OTHER INCOME	**$ -2,952.13**
NET INCOME	**$69,660.23**

Debellation Brewing Co.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	75.00
SMALL BUSINESS CHECKING	4,893.17
Total Bank Accounts	**$4,968.17**
Other Current Assets	
Employee cash advances	532.30
Total Other Current Assets	**$532.30**
Total Current Assets	**$5,500.47**
Fixed Assets	
Improvements	5,161.15
Tools, machinery, and equipment	46,245.62
Total Fixed Assets	**$51,406.77**
TOTAL ASSETS	**$56,907.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Customer prepayments	970.13
Lines of credit	-499.82
Total Other Current Liabilities	**$470.31**
Total Current Liabilities	**$470.31**
Long-Term Liabilities	
Long-term loans from shareholders	-22,117.32
Total Long-Term Liabilities	**$ -22,117.32**
Total Liabilities	**$ -21,647.01**
Equity	
Opening balance equity	8,894.02
Retained Earnings	
Net Income	69,660.23
Total Equity	**$78,554.25**
TOTAL LIABILITIES AND EQUITY	**$56,907.24**

Debellation Brewing Co.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	69,699.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee cash advances	-532.30
Customer prepayments	970.13
Lines of credit	-499.82
Long-term loans from shareholders	-22,117.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,179.31**
Net cash provided by operating activities	**$47,519.92**
INVESTING ACTIVITIES	
Improvements	-5,161.15
Tools, machinery, and equipment	-46,245.62
Net cash provided by investing activities	**$ -51,406.77**
FINANCING ACTIVITIES	
Opening balance equity	8,894.02
Net cash provided by financing activities	**$8,894.02**
NET CASH INCREASE FOR PERIOD	**$5,007.17**
Cash at beginning of period	-55,426.20
CASH AT END OF PERIOD	**$ -50,419.03**

I, David Guy Goodell, certify that:

1. The financial statements of DEBELLATION BREWING CO. included in this Form are true and complete in all material respects; and
2. The tax return information of DEBELLATION BREWING CO. included in this Form reflects accurately the information reported on the tax return for DEBELLATION BREWING CO. for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature *David Guy Goodell*

Name: David Guy Goodell

Title: CEO/Owner